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                        STEWARDSHIP FINANCIAL CORPORATION


                           DIVIDEND REINVESTMENT PLAN


1.       THE CORP

Stewardship Financial Corporation (the "Corp.") is a New Jersey state chartered holding company. The Corp. was formed in 1995 and approved by shareholders of Atlantic Stewardship Bank at their annual meeting in April, 1996. The Corp.'s executive offices are located at 630 Godwin Avenue, Midland Park, New Jersey 07432-1405, and the telephone number of the Corp. is 877-844-BANK or 201-444-7100. The website is www.asbnow.com.

The Corp. publishes annual and quarterly reports and proxy statements, which are made available to its shareholders. All such reports are hereby incorporated by reference into the description of the Corp. in this Dividend Reinvestment Plan. The Corp. will provide, without charge, to each person to whom a copy of this Plan is delivered, on the oral or written request of any such person, a copy of any or all of the foregoing documents. Written requests for such copies should be directed to Stewardship Financial Corporation, 630 Godwin Avenue, Midland Park, New Jersey 07432-1405, Attention: Corporate Services; and oral requests may be made by calling 877-844-BANK or 201-444-7100.

2.       THE BANK

Atlantic Stewardship Bank (the "Bank") is a subsidiary of the Corp. The Bank was formed in 1985 by local businessmen to serve the needs of the local community. The Bank incorporates a provision for tithing ten percent (10%) of its pre-taxable profits to Christian and civic charities in its bylaws. The Dividend Reinvestment Plan for the Bank was originally approved on March 7, 1994; and was updated and adopted by the Corp. on January 21, 1997.

The Bank's executive offices are located at 630 Godwin Avenue, Midland Park, New Jersey 07432-1405; and the telephone number of the Bank is 877-844-BANK or 201-444-7100. The Bank's website is www.asbnow.com.

3.       THE PLAN

The Dividend Reinvestment Plan described in this brochure offers you the opportunity to increase your investment in Stewardship Financial Corporation Common Stock with no brokerage commissions or administrative fees of any kind. The Plan permits you to use your cash dividends to purchase additional whole and fractional shares of the Corp.'s stock.

4. ADMINISTRATION OF THE PLAN

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         Registrar  and Transfer  Company,  the Corp.'s  registrar  and transfer
agent  ("R&T"),  10  Commerce  Drive,   Cranford,  NJ  07016,  telephone  number
800-368-5948 will administer the Plan, keep records, send statements of account to participants and perform other duties relating to the Plan. The common stock purchased pursuant to the Plan will be purchased from the Corp. from common shares that are authorized but unissued; or from treasury stock; or in the open market, or a combination thereof. Common shares purchased other than from the Corp. will be purchased by agents independent of the Corp. All Common Shares purchased pursuant to the Plan, from the Corp. or otherwise, will be credited to the accounts of the Plan participants by R&T.


5.       INVESTMENT CONSIDERATIONS

The Corp. stock is not traded on any established exchange nor on the NASDAQ system; however, it is traded on the bulletin boards under SSFN.OB. There are now four market makers for Stewardship Financial Corporation common stock:

Baird Patrick & Company           Hill, Thompson, Magid, LP      Ryan, Beck & Co.
R. J. Dragani                     15 Exchange Place Suite 8      Mel Taub
20 Exchange Place                 Jersey City NJ 07302           220 South Orange Avenue
New York NY 10005                 800-526-7485                   Livingston NJ 07039
800-421-0123                                                     800-342-2325

Highlander Capital Group, Inc.    McConnel Budd & Romano         Ryan Beck & Co.
Ellen Sandler                     Mary Parker                    Richard Waggener
119 Littleton Road                365 South Street               222 Lakeview Avenue
Parsippany NJ 07054               Morristown NJ 07960            West Palm Beach FL  33401
800-875-0086                      800-538-6957                   800-793-7226

                                  Monroe Securities, Inc.
                                  Helen Rubens
                                  47 State Street
                                  Rochester NY 14614
                                  800-995-5560


Any subscriber (whether or not a corporation) whose stock purchase would increase his or its holdings of Corp.'s common stock to 10% or more of the Corp.'s then outstanding shares will need prior Federal Deposit Insurance Corporation and New Jersey Department of Corping approval to purchase such shares.

Shares of Corp. common stock purchased under this Plan are NOT deposit accounts of the Corp. or the Bank and are NOT insured by the Federal Deposit Insurance Corporation or any other governmental organization. Shares of Corp. common stock are subject to market risk and possible loss of investment.

6.       DIVIDEND REINVESTMENT

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The Plan permits you to invest your Corp. cash dividends in additional shares of the Corp.'s common stock. Instead of sending your regular dividend check to you, the Corp. will use your dividend to purchase whole and fractional shares of Common Stock and credit them to your account. Dividends on the shares credited to your account under this Plan will also be reinvested for you, thereby compounding your investment.

Shares purchased pursuant to this Plan may be purchased out of the Corp.'s legally authorized but unissued shares of Common Stock; the Corp.'s Treasury Stock; on the open market; or any combination thereof. The price of all common shares purchased from the Corp. will be based on the average prices of the Common Shares reported on the Bulletin Boards on the Market System for the 14-day period preceding the dividend record date. The price of common shares purchased in the Open Market will be the average purchase price of such common shares. Should the purchase of Common Stock be commingled between the Corp.'s authorized and unissued shares, the Corp.'s Treasury Stock and in the open market or any combination thereof, the price will be an average of these prices. Common stock purchased other than from the Corp. pursuant to the Plan will be purchased by agents independent of the Corp. and its affiliates. Neither the Corp. nor any of its affiliates will exercise any direct or indirect control of influence over the times when the prices at which, or the manner in which, such common shares will be purchased.

The purchase price for shares of Common Stock purchased through the Plan will be 95% of the average price of common shares purchase as outlined in the above paragraph.

For common shares to be purchased from the Corp., R&T will purchase common shares for the plan on the dividend payment date. Common shares purchased other than from the Corp. pursuant to the Plan will be purchased by agents independent of the Corp. and its affiliates. Neither the Company nor any of its affiliates will exercise any direct or indirect control or influence over the times when, the prices at which, or the manner in which, such common shares will be purchased.

The number of common shares that will be purchased from a participant's dividends will depend on the amount of those dividends and the applicable purchase price of the Common Shares. A participant's account will be credited with the number of common shares (including any fractional shares computed to four decimals that results from the dividing the amount of dividends to be invested by the applicable purchase price.

7. COST TO YOU

Participants will incur no brokerage commissions or service charges for Common Shares purchased under the Plan.

8. ACCOUNT STATEMENTS

You will receive an account statement from R&T each time that shares are purchased for you under the Plan. The statement will show the total number of whole and fractional shares in your account to date, as well as the amount of the most recent dividend, the number of shares

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purchased and the price per share.  The price is the average price of all shares purchased under the Plan in connection with a given dividend.  You should retain
all  account  statements  for  your  personal   accounting  and  record  keeping
purchases.

9.       ELIGIBILITY

All shareholders of record of Corp. Common Stock are eligible to participate in the Plan and may do so by completing an Authorization Card, which is available from R&T.

10.      ENROLLMENT

Shareholders interested in joining the Plan must complete an authorization card to be submitted to the Corp. or R&T at least 30 days prior to a dividend payment date. Otherwise, your participation will be deferred until the next dividend payment date. Your participation in the Plan will apply to all shares that are registered to you at time of enrollment, plus all shares that you acquire while your authorization remains in effect. If you sell all of your shares for which you have a certificate, but your participation in the Plan is not terminated, dividends on the shares held in your account under the Plan will continue to be reinvested.

11. TAXATION OF DIVIDENDS

You will be taxed on the dividends that are reinvested on your behalf, just the same as you would have been if they had been paid directly to you. In addition, the amount of any administrative fees or brokerage commissions paid for you by the Corp. in connection with the purchase of shares will be taxed as a dividend to you. At year-end, R&T will send all applicable tax information to you and to the Internal Revenue Service. If you have any remaining tax questions, you should consult your personal tax advisor.

12.      CERTIFICATES

Shares purchased for your account under the Plan will normally be held by the Corp., without charge. If you wish, however, a certificate or certificates for whole shares credited to your account will be delivered to you upon your written request to R&T.

13. VOTING OF SHARES

You will be given the right to vote any whole and fractional shares held for you under the Plan on the record date for a vote. Shares for which no voting directions are received will not be voted.

14. FRACTIONAL SHARES

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While you are a participant in the Plan, the entire amount of your dividend will be used to purchase shares of Common Stock. If the amount is not equal to an exact number of whole shares, your account will be credited with a fractional share (calculated to four decimal places). A fractional share will earn dividends for you, in proportion to the size of the fraction just as full shares do.

15.      WITHDRAWAL FROM THE PLAN

You may terminate your participation in the Plan at any time and for any reason. To withdraw from the Plan, simply give written notice to R&T at least 30 days before a dividend payment date. Upon termination, you will receive a certificate for the number of whole shares credited to your account under the Plan, plus a check for any fraction of a share valued at the then current market price of Corp. Common Stock.

16.      QUESTIONS AND CORRESPONDENCE

Please direct all questions regarding the Plan to:

                         Registrar and Transfer Company
                                10 Commerce Drive
                               Cranford, NJ 07016
                            Telephone - 800-368-5948

17.      TERMS AND CONDITIONS

         (a) The reinvestment of dividends does not relieve the participant of any taxes which may be payable on such dividends. Dividends paid on accumulated shares will be included in an annual information return filed with the Internal Revenue Service. A copy of the return will be sent to the participant, or the information included on the return will be shown on the participant's final account statement for the year.


         (b) Stock Dividends, Stock Splits, Rights: Any stock dividends or stock splits on Corp. stock applicable to shares belonging to a participant under the Plan, whether held in the participant's account or in the participant's own name, will be credited to the participant's account. In the event the Corp.
makes available to its shareholders rights to purchase additional shares or securities, participants under the Plan will receive a subscription warrant for all such rights directly from the Corp.

         (c) Limitation of Liability: Neither the Corp. nor R&T, shall have any responsibility beyond the exercise of ordinary care for any action taken or omitted pursuant to this agreement; nor shall they have any duties, responsibilities or liabilities except as are expressly set forth herein; nor shall they be liable for any act done in good faith or for any good faith omission to act; nor shall they have any liability in connection with an inability to purchase shares or with respect to the timing or the price of any purchase.

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         (d) Amendment of Plan:  This agreement may be amended,  supplemented or terminated by the Corp. at any time by the delivery of written notice to each participant at least 30 days prior to the effective date of the amendment, supplement or termination. Any amendment or supplement shall be deemed to be accepted by the participant unless prior to its effective date, the Committee receives written Notice of Termination of the participant's account.

         (e) Governing Law: This Plan and the authorization card signed by the participant (which is deemed a part of this agreement) and the participant's account shall be governed by and construed in accordance with the laws of the State of New Jersey.


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